

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

Thad Trent
Chief Financial Officer
ON Semiconductor Corporation
5701 N. Pima Road
Scottsdale, Arizona 85250

>   **Re: ON Semiconductor Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed February 6, 2023**
>   **File No. 001-39317**

Dear Thad Trent:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Manufacturing